ADDENDUM TO CONTRACT
Custody Agreement

Contract dated August 30, 2010, between the Sector Allocation Model Fund Series of Institutional Investor Trust and Caldwell Trust Company setting forth the terms under which Caldwell Trust Company will serve as Custodian for the Series.

It is agreed that the contract shall be extended from January 1, 2013 through December 31, 2013. All other terms and conditions of the original contract shall remain the same.

AGREED:

Institutional Investor Trust Sector Allocation Model Fund Series	Caldwell Trust Company
/s/ Roland G. Caldwell, Jr.	/s/ H. Lee Thacker, Jr.
By: Roland G. Caldwell, Jr. President	H. Lee Thacker, Jr. Vice President
December 21, 2012	December 21, 2012
Date	Date